UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

European Wax Center, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

29882P106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29882P106	Page 2 of 5

1	NAME OF REPORTING PERSON EWC Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,574,390
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,574,390
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,574,390*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%†
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Represents 2 shares of Class A Common Stock and 8,574,388 shares of Class B Common Stock of European Wax Center, Inc. (the “Registrant”) owned by EWC Holdings, Inc. (the “Reporting Person”). Subject to certain conditions, each share of Class B Common Stock may be exchanged for one share of the Registrant’s Class A Common Stock at any time and from time to time. The Class A Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

† Represents the percentage of Class A Common Stock owned by the Reporting Person on an as-exchanged basis, based on the 63,622,264 shares of Class A Common Stock and Class B Common Stock outstanding as of November 2, 2021, as reported in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 25, 2021. Excludes shares owned of record and beneficially by the stockholders of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 29882P106	Page 3 of 5

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
European Wax Center, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
5830 Granite Parkway, 3rd Floor Plano, Texas 75024

Item 2.

(a)	Name of Person Filing:
EWC Holdings, Inc.
(b)	Address of Principal Business Office, or, if None, Residence:
527 Royal Plaza Drive
Fort Lauderdale, Florida 33301
(c)	Citizenship:
United States of America
(d)	Title of Class of Securities:
Class A Common Stock, $0.00001 par value per share.
(e)	CUSIP Number:
29882P106

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 2 shares of Class A Common Stock and 8,574,388 shares of Class B Common Stock (see notes on cover page)
(b)	Percent of class: 13.5% (see notes on cover page)
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2 shares of Class A Common Stock and 8,574,388 shares of Class B Common Stock
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2 shares of Class A Common Stock and 8,574,388 shares of Class B Common Stock
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 29882P106	Page 4 of 5

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 29882P106	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EWC HOLDINGS, INC.

By:	s/David Coba
	Name:	David Coba
	Title:	President

Dated January 12, 2022